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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                            Interstate Hotels Company
                          -----------------------------
                                (NAME OF ISSUER)

                      Common stock, par value $0.01 per share
                    -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  460886 10 4
                                ---------------
                                 (CUSIP NUMBER)

                                 David J. Fine
                           Interstate Hotels Company
                                Foster Plaza 10
                               680 Andersen Drive
                        Pittsburgh, Pennsylvania  15220
                      -----------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 June 25, 1996
                               -----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP  NO. 460886 10 4


         1          NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             David J. Fine

         2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       a [ ]
                                                                           b [x]


         3          SEC USE ONLY

         4          SOURCE OF FUNDS*
                              00

         5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or (e)                            [ ]


         6          CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States of America

                        7     SOLE VOTING POWER
                                6,571,800
 NUMBERS OF SHARES
    BENEFICIALLY        8     SHARED VOTING POWER
   OWNED BY EACH                -0-
  REPORTING PERSON
        WITH            9     SOLE DISPOSITIVE POWER
                                6,571,800

                       10     SHARED DISPOSITIVE POWER
                                -0-

         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON      6,571,800

         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]


         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                24.1%

         14         TYPE OF REPORTING PERSON*
                                IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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 CUSIP  NO. 460886 10 4


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Interstate Hotels Company (the "Company"). The principal executive offices of the Company are located at Foster Plaza 10, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by David J. Fine. Mr. Fine is a citizen of the United States. His business address is Interstate Hotels Company, Foster Plaza 10, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. Mr. Fine is an attorney.

         David J. Fine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         David J. Fine may be deemed to beneficially own an aggregate of 6,571,800 shares of Common Stock by virtue of his status as trustee of the Irrevocable Trust dated December 15, 1989 for the benefit of Carolyn Fine Friedman (which owns of record 1,752,106 shares of Common Stock), the Irrevocable Trust dated December 15, 1989 for the benefit of Sybil Fine King (which owns of record 1,752,106 shares of Common Stock), the Irrevocable Trust dated December 15, 1989 for the benefit of David J. Fine (which owns of record 1,752,106 shares of Common Stock), and the Milton Fine Grantor Annuity Trust dated March 31, 1996 (which owns of record 1,315,482 shares of Common Stock) (collectively, the "Trusts"). On June 25, 1996, the Trusts acquired such shares pursuant to a Formation Agreement among the Company, the Trusts and certain other parties (the "Formation Agreement") in exchange for the contribution to the Company of certain interests in entities which owned, managed or provided services to hotels now owned, managed and/or serviced by the Company. A copy of the Formation Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by this reference. The Formation Agreement was entered into in connection with the Company's initial public offering (the "Company's IPO"). In connection with the Company's IPO, the Trusts entered into various agreements (the "IPO-Related Agreements"), including a registration rights and shareholders agreement, a stockholders agreement and an underwriters' six-month lock-up agreement. Copies of the IPO-Related Agreements are filed as EXHIBITS 2, 3 and 4 hereto and are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Trusts acquired the shares described in response to Item 3 pursuant to the Formation Agreement and are holding such shares for investment purposes. Subject to the IPO-Related Agreements, the Trusts may purchase additional shares, or sell shares, in the future.

         Whether David J. Fine will purchase any additional shares of Common Stock for his or the Trusts' accounts, or whether Mr. Fine will cause the Trusts to dispose of any of the shares presently owned by them, will depend upon Mr. Fine's review of and conclusions regarding various factors, including without limitation (i) market conditions generally and relating to the Common Stock in particular, (ii) the attractiveness of alternative investment opportunities, (iii) developments in the business, financial condition or results of operations of the Company, and (iv) actions taken or transactions entered into by the Company.


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 CUSIP  NO. 460886 10 4


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         David J. Fine beneficially owns 6,571,800 shares of Common Stock, constituting 24.1% of the outstanding shares of Common Stock. David J. Fine has sole voting and dispositive power with respect to such shares, but disclaims beneficial ownership of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Copies of the IPO-Related Agreements are filed herewith as EXHIBITS 2, 3 and 4 and are incorporated herein by this reference.


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 CUSIP  NO. 460886 10 4


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit No.                             Description
     ----------                              -----------
         1 Formation Agreement, dated as of June 25, 1996, among Interstate Hotels Company,
                           Interstate Hotels Corporation and the
                           Contributors named therein

         2                 Registration Rights and Shareholders
                           Agreement, dated as of June 25, 1996, among Interstate Hotels Company and the
                           Shareholders named therein

         3 Stockholders Agreement, dated as of June 25, 1996, among Interstate Hotels Company and the Stockholders named therein

         4                 Lock-Up Agreements


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 CUSIP  NO. 460886 10 4


                                   SIGNATURE


       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 5, 1996.

                                         /s/ David J. Fine
                                         -------------------------------------
                                         David J. Fine


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                                 EXHIBIT INDEX


Exhibit No.                        Description                       Page Number
- - -----------                        -----------                       -----------

   1 Formation Agreement, dated as of June 25, 1996, among Interstate Hotels Company, Interstate Hotels Corporation and the Contributors named therein

   2 Registration Rights and Shareholders Agreement, dated as of June 25, 1996, among Interstate Hotels Company and the Shareholders named therein

   3 Stockholders Agreement, dated as of June 25, 1996, among Interstate Hotels Company and the Stockholders named therein

   4             Lock-Up Agreements